U.S. COMMERCIAL CORP., S.A. DE C.V.

03 DEC -2 AM 7:21

03037862

August 27, 2003

Securities and Exchange Comission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Reference: U.S. Commercial Corp., S.A. de C.V.
File Number: 82-34669

Attached, please find the English version of the following information of U.S. Commercial Corp., S.A. de C.V., related to the Shareholders General Extraordinary Assembly which will be held on December 1, 2003:

- Copy of the call for the Meeting.
- Report presented in accordance with item ii of article 35 of the provisions of general nature that apply to security issuers and to other participants in the stock market, that has been prepared for the shareholders extraordinary general assembly to be held on December 1, 2003.

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

Sincerely,

Lic. Alejandro Archundia Becerra
Attorney in Fact

12/3

U.S. COMMERCIAL CORP., S. A. DE C.V.

REPORT PRESENTED IN ACCORDANCE WITH ITEM II OF ARTICLE 35
OF THE PROVISIONS OF GENERAL NATURE THAT APPLY
TO SECURITY ISSUERS AND TO OTHER PARTICIPANTS
IN THE STOCK MARKET, THAT HAS BEEN PREPARED FOR THE
SHAREHOLDERS EXTRAORDINARY GENERAL ASSEMBLY
TO BE HELD ON DECEMBER 1, 2003.

November 14, 2003

National Banking and Securities Commission

Bolsa Mexicana de Valores, S. A. de C.V.

Ref: Shareholders Assembly of U.S. Commercial Corp., S. A. de C.V.

Dear Sirs:

According to the provisions of item II, Article 35 of the general nature Provisions applicable to securities issuers and to other participants in the stock market as published in the Federation's Official Journal on March 19, 2003 (hereinafter the "Provisions") and by virtue of the shareholders extraordinary assembly of U.S. Commercial Corp., S.A. de C.V. (the "Corporation") that is expected to take place on December 1, 2003, the shareholders are hereby informed of the following:

On November 14, 2003 a call for to hold an Extraordinary Assembly of the Corporation on December 1, 2003 was published. In it, a proposal to increase equity by issuing new shares will be submitted, among other business, which shall be brought forward to the shareholders' consideration.

1. DESCRIPTION OF THE CAUSE THAT ORIGINATES THE UPDATE

As part of the first item in the Agenda of the Assembly mentioned above, it is anticipated to propose the shareholders an increase of corporation equity by issuing new shares to be subscribed by cash payments or by capitalizing the corporations' liabilities. The Corporation's Board of director resolved to submit to the shareholders consideration that the capital increase be carried out under the terms that shall enable the subscription of a new Series B-1 share. This share will account for the Corporation's equity, and one shall be issued per each two outstanding shares, at a price of $4.65 (four pesos 65/100 Mexican Currency) per share. Also, and as part of the same Agenda item, it shall be proposed to the Assembly, that part of the shares that are not subscribed by the shareholders exerting their preferential right, be offered to the Sercotel, S.A. de C.V., corporation, a subsidiary of America Móvil, S. A. de C.V., with the purpose of capitalizing part of the liabilities incurred by acquiring the total participation of America Móvil, S.A. de C.V. in the subsidiary of CompUSA, Inc., for an approximate worth of $1,948 million pesos.

II. MOTIVE OF THE ACTION

The main motive to carry out the increase of capital described in the previous paragraph is to satisfy capital requirements needed by the subsidiary of CompUSA Inc., as to enable the Corporation to consolidate her 100% participation in such subsidiary, and that, on the other hand, América Móvil, S. A. de C.V. keeps her participation en CompUSA, Inc., through the direct or indirect subscription of shares issued by the Corporation.

III. EFFECT ON THE SHAREHOLDERS

The issuance of new common ordinary stock shares of the "B-1" Series that will be account for the Corporation's equity, and the fact of putting them into circulation will change neither the rights to vote nor the ownership as to the shares outstanding at present.

Regarding the increase of capital described above, shareholders will have preferential rights as provided for in Article 132 of the General Mercantile Corporations Act, in a number proportional to the number of their shares; or they may waive their right to subscribe the new shares. The shareholders not subscribing the increase will be subject to dilution in the corresponding proportion.

IV COMPARATIVE NOTE OF THE MOST RELEVANT DIFFERENCES IN THE SHARES AS CONSEQUENCE OF SUBSCRIPTION UPDATE

Assuming that the increase of equity described above is approved, corporation equity would vary in the following terms.

Before the Increase: Social Equity Subscribed and Paid for: $ 342,702,574 Mexican pesos

After the Increase: Social Equity Paid for and Subscribed $ 513,866,560 Mexican Pesos.

Before the Increase: Number of outstanding shares: 895,162,315

After the Increase: Number of outstanding shares: 1,342,743,473.

Once the increase of capital is approved by the Assembly referred to in the report herein, the Corporation shall proceed to carry out the updating of share subscription at the Security Section of the National Security Registry, in compliance to the legal provisions that apply.

Rafael Robles Miaja
Board of Directors' Secretary

U.S. COMMERCIAL CORP., S. A. DE C.V.
CALL FOR THE SHAREHOLDERS
GENERAL EXTRAORDINARY ASSEMBLY

03 DEC -2 AM 7:21

By decision of the Board of Directors of U.S. COMMERCIAL CORP., S. A. DE C.V., the corporations' shareholders are hereby called to a Shareholders General Extraordinary Assembly that shall take place on December 1, 2003, at 10:30 hours, in the building located at Paseo de las Palmas 736, 1st. Floor, Lomas de Chapultepec neighborhood, ZC. 11000, Mexico, D. F., to discuss the matters included in the following

AGENDA

I. Proposal to increase equity by issuing new shares and to determine the procedures for their subscription and payment. Resolutions on this respect:

II Proposal to modify Articles Sixth, Seventh, Twelfth, Thirteenth, Fourteen Twenty bis, Twenty fourth and Thirty Sixth and any other that is deemed convenient, of the Corporation's bylaws. Resolutions on this respect.

III. Appointment of delegates in charge of executing the resolutions agreed by the assembly, and if such is the case, of the formalities they are subject to.

To have the right to attend the Assembly, shareholders must submit their share titles or the deposit receipts issued by a national or foreign financial institution, or by the S.D. Indeval, S. A. de C.V., Institution for Security Deposit, as well as any other legal or tax requirements applicable, at the corporation's offices located at Miguel de Cervantes Saavedra 255, Colonia Ampliación Granada, ZC 11520, México, Distrito Federal (Telephone 5328-5830) no later than the last working day previous to that of the Assembly (from 10:00 a.m. to 6:00 p.m., in work days), upon delivery of the documents indicated above, the shareholders shall receive an admittance card, which must be handed in attend the Assembly. It is reminded to stock exchanges and other depositors in the S.D. Indeval, S. A. de C.V., Institution for Security Deposit, that in order to receive the admittance card mentioned above they must present, if such is the case, a list containing

name, address, nationality and number of shares owned by the shareholders they represent.

From the day in which this Call was published, the information and documents related to each one of the items in the Agenda are available to the shareholders in an immediate and complementary form, at the offices of the Board of Directors' Secretary, located at Blvd. Manuel Avila Camacho No. 24, 7th floor, Lomas de Chapultepec, 11000, México, Federal District, Telephone 5540-9225 (from 10:00 a.m. to 6:00 p.m., any work day).

Shareholders can be represented by authorized empowered representative by means of a proxy in compliance with the provisions of Article 18th of the corporation's bylaws, and in Article 14 bis, 3 fraction Sixth, paragraph c of the Stock Market Act. The persons attending on behalf of shareholder will be able to prove their capacity by means of a proxies issued on special forms prepared by the issuer that are available for the stock market intermediaries that can prove they represent the shareholders of the issuing corporation through the S.D. Indeval, S. A. de C.V. Institution for Security Deposit, as well as in the address indicated in the immediate previous paragraph, or at Miguel de Cervantes Saavedra 255, Colonia Ampliación Granada, 11520, Mexico, Federal District (Telephone number 5328-5830), within the period established by Article 173 of the Mercantile Corporations General Act to do so.

Mexico, Federal District, November 14, 2003.

Rafael Robles Miaja.
Board of Directors Secretary
And Session Delegate.

U.S. COMMERCIAL CORP., S.A. DE C.V.

03 DEC -2 AM 7:21

November 26, 2003

Securities and Exchange Comission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Reference: U.S. Commercial Corp., S.A. de C.V.
File Number: 82-34669

Attached, please find the English version of the information of U.S. Commercial Corp., S.A. de C.V., related to its subsidiary Compusa, Inc., that was sent to the Bolsa Mexicana de Valores, S.A. de C.V. on November 25, 2003:

"CompUSA, Inc. announced today the retirement of Mr. Hal Compton, CEO of the Dallas, Texas based business unit. Mr. Compton, who joined CompUSA, Inc. as Chief Operating Officer in August 1994 was elevated to his present role of CEO in March 2000 following the purchase of CompUSA by Grupo Sanborns. Compton is credited with the technology solution retailer's 1995 turnaround and its resurgence following the Grupo Sanborn acquisition Mr. Compton will formally hand over the leadership of the organization effective 12/05/03 but will continue to serve the organization by serving in an advisory capacity for Chairman Carlos Slim.

Concurrently, CompUSA also announced the promotion and appointment of Mr. Lawrence Mondry to succeed Compton as CompUSA, Inc.'s Chief Executive Officer. Having been with CompUSA since 1990, Mondry, age 43, enjoyed a progressive path on his journey to the top spot. Joining the organization as its youngest officer, Mondry flourished in the position of Sr. VP of Merchandising; he proceeded to make continued and expanded contributions as the organization's EVP of Merchandising and since March 2000, as its Chief Operating Officer, driving all of the company's merchandising, marketing, and store operations activity.

The CompUSA organization enters a new era under Mr. Mondry as it continues to reshape its market niche. The recognized architect of the company's technology convergence strategy, Mondry has decreed his interest in driving the organization on a course of steady and measured growth through like store sales, acquisition and new business development. Aggressive by nature, Mondry takes the lead of a high energy and seasoned executive team and is challenging the entire enterprise to establish CompUSA, Inc. as the nation's pre-eminent technology convergence retailer.

U.S. COMMERCIAL CORP., S.A. DE C.V.

Mr. Compton will assist Mr. Mondry across a brief transition period. Chairman Carlos Slim, when announcing these sweeping changes, thanked and commended Compton on his contributions and optimistically voiced his support and confidence in Mr. Mondry's ability to take control"and lead the new CompUSA, Inc. and its 15,000 team members to heightened success and future growth".

Sincerely,

Lic. Alejandro Archundia Becerra
Attorney in Fact